UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐ Rule 13d-1(b)

  ☐ Rule 13d-1(c)

  ☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Israel Healthcare Ventures 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Island of Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,146,828*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,146,828*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,828*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38%**
12	TYPE OF REPORTING PERSON (See instructions) PN

*See Item 4.
** Based on 12,222,583 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IHCV2 General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Island of Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,146,828*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,146,828*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,828*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38%**
12	TYPE OF REPORTING PERSON (See instructions) CO

*See Item 4.
** Based on 12,222,583 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. L. Snelling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,146,828*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,146,828*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,828*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38%**
12	TYPE OF REPORTING PERSON (See instructions) IN

*See Item 4.
** Based on 12,222,583 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paddy M. Whitford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,146,828*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,146,828*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,828*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.38%**
12	TYPE OF REPORTING PERSON (See instructions) IN

*See Item 4.
** Based on 12,222,583 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2015, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer:

ReWalk Robotics Ltd. (the "Company")

(b)	Address of Issuer’s Principal Executive Offices:

Kochav Yokneam Building, Floor 6

P.O. Box 161, Yokneam Ilit l3 20692, Israel

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by Israel HealthCare Ventures 2 L.P., a limited partnership registered under the laws of the Island of Guernsey (“IHCV 2”), IHCV2 General Partner Limited, a company incorporated under the laws of the Island of Guernsey (“IHCV2 GP”), Gordon R.L. Snelling and Paddy M. Whitford, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The principal business address of IHCV 2, IHCV2 GP, Mr. Snelling and Mrs. Whitford is c/o Fort Management Services Limited, Island House, Grande Rue, St. Martins, Island of Guernsey GY4 6RU.

Mr. Snelling and Mrs. Whitford are British citizens.

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

M8216Q-10-1

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

IHCV 2 beneficially owns 1,023,096 Ordinary Shares and warrants to purchase 123,732 Ordinary Shares.

IHCV2 GP is the general partner of IHCV 2 and, as such, shares voting and dispositive power over, and may be deemed to beneficially own, 1,146,828 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase Ordinary Shares held by IHCV 2, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

IHCV2 GP has authorized each of Gordon R.L. Snelling and Paddy M. Whitford to exercise its voting and dispositive rights, and as such each of Mr. Snelling and Mrs. Whitford may be deemed to beneficially own 1,146,828 Ordinary Shares, which consist of the Ordinary Shares and warrants to purchase Ordinary Shares held by IHCV 2. Each of Mr. Snelling and Mrs. Whitford disclaims beneficial ownership over the Ordinary Shares held by the foregoing entities, except to the extent of their pecuniary interest therein.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 8 of 9 Pages

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 7.	Identification and Classification of Members of the Group.

Not Applicable.

Item 8.	Notice of Dissolution of Group.

Not Applicable.

Item 9.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 11, 2016

ISRAEL HEALTHCARE VENTURES 2 L.P. IHCV2 GENERAL PARTNER LIMITED GORDON R.L. SNELLING PADDY M. WHITFORD

ISRAEL HEALTHCARE VENTURES 2 L.P.
By:	IHCV2 General Partner Limited
By:	/s/ Paddy M. Whitford
Name:	Paddy M. Whitford
Title:	Director
For itself and on behalf of IHCV2 General Partner Limited, Gordon R.L. Snelling and Paddy M. Whitford, pursuant to an agreement annexed as Exhibit 1 hereto.

Page 9 of 9 Pages